UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 10, 2022, Immatics N.V. (the “Company”) announced the initiation of a Phase 1 clinical trial with its T cell engaging receptor (TCER®) IMA401 for patients with recurrent and/or refractory solid tumors. IMA401 is the most advanced product candidate from Immatics’ TCR Bispecific pipeline targeting an HLA-A*02-presented peptide derived from both MAGEA4 and MAGEA8. TCER® IMA401 will be developed in collaboration with Bristol Myers Squibb. Immatics is responsible for conducting the Phase 1 clinical trial. The primary objectives of the clinical trial (NCT#05359445) are to determine the maximum tolerated dose (MTD) and/or the recommended phase 2 dose (RP2D) for IMA401 in biomarker-positive (HLA-A*02:01 and MAGEA4/8) patients with recurrent and/or refractory solid tumors. Secondary objectives are to characterize safety and tolerability, evaluate initial anti-tumor activity and assess pharmacokinetics of IMA401. The Phase 1 trial consists of a dose-escalation (Phase 1a) portion that will be followed by a dose-expansion (Phase 1b) portion to treat patients at the recommended dose level. The trial is planned to be conducted at up to 15 centers in Germany, with the first site already being initiated. The Phase 1 trial is designed to enroll approximately 50 patients.

In connection with the initiation of the Phase 1 clinical trial, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available an updated investor presentation on its website, a copy of which is attached hereto as Exhibit 99.2. The fact that this presentation is being made available and filed herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of May 10, 2022 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 10, 2022
99.2	Presentation dated May 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: May 10, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer